UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Alpha Beta Netherlands Holding N.V.

File No. 333-173347 - CF#26874

_____

Alpha Beta Netherlands Holding N.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Post-Effective Amendment filed on May 10, 2011.

Based on representations by Alpha Beta Netherlands Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.60   through April 25, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel